AB 4/28

[redacted]

08033485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Banyan Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Drakes Landing Road, Suite 125
(No. and Street)

Greenbrae	CA	94904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Neff **415-461-0900**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

560 Mission Street, Suite 1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 4/28

OATH OR AFFIRMATION

I, Bruce Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Banyan Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY L. SODERBORG
Commission # 1584040
Notary Public - California
Marin County
My Comm. Expires Jun 29, 2009

Signature

Managing Partner, CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banyan Securities, LLC

Financial Statements and
Supplemental Information

Year Ended December 31, 2007

Contents

Ernst & Young

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members of
Banyan Securities, LLC

We have audited the accompanying statement of financial condition of Banyan Securities, LLC (the "Company") as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banyan Securities, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2008

Banyan Securities, LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 141,866
Receivable from clearing broker-dealer	1,451,570
Marketable securities owned, at market value	351,357
Other assets	147,287
Total assets	$ 2,092,080
Liabilities and members' equity	
Securities sold, not yet purchased, at market value	$ 2,967
Payable to clearing broker-dealer	15,970
Commissions payable	219,365
Withdrawals payable to members	991,849
Deferred rent	39,636
Accrued expenses	121,822
Total liabilities	1,391,609
Members' equity	700,471
Total liabilities and members' equity	$ 2,092,080

See accompanying notes.

Banyan Securities, LLC

Statement of Income

Year Ended December 31, 2007

Revenues:	
Commissions	$ 6,940,308
Interest income	425,319
Net unrealized gain on investments	102,850
Other income	35,000
Total revenues	7,503,477
Expenses:	
Clearing costs	454,077
Occupancy costs	346,455
Communication costs	286,403
Employee commissions	220,481
Employee benefits	217,914
Office salaries	207,861
Professional fees	99,294
Registration fees	22,474
Depreciation	7,005
Miscellaneous expense	139,405
Total expenses	2,001,369
Income before members' compensation	5,502,108
Members' compensation	2,460,201
Net income	$ 3,041,907

See accompanying notes.

Banyan Securities, LLC

Statement of Changes in Members' Equity

	Managing Members	Members	Total Members' Equity
Members' equity, December 31, 2006	$ 549,171	$ 151,300	$ 700,471
Transfer of interest	(214,835)	214,835	–
Net income	1,437,822	1,604,085	3,041,907
Contributions	–	80,025	80,025
Withdrawals	(1,437,822)	(1,684,110)	(3,121,932)
Members' equity, December 31, 2007	$ 334,336	$ 366,135	$ 700,471

See accompanying notes.

Banyan Securities, LLC

Notes to Financial Statements

December 31, 2007

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Banyan Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of California. The Company is a registered broker-dealer regulated by the Financial Industry Regulatory Authority, Inc. ("FINRA"), engaging in the general securities industry, with customers across the United States. The term of the Company is until December 31, 2025, but may be terminated earlier as set forth in its operating agreement (the "Agreement").

Basis of Presentation

The accompanying financial statements are presented using U.S. generally accepted accounting principles ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis. Investments in marketable securities owned and marketable securities sold, not yet purchased, consist of common stocks of U.S. companies and are valued at market value, with unrealized gains or losses included in income.

SFAS No. 157, Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of December 31, 2007, the Company does not believe the adoption of SFAS 157 will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of income for a fiscal period.

1. Summary of Significant Accounting Policies (continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method. The cost of furniture and equipment is depreciated over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the useful lives of the assets or the lease term, if shorter. At December 31, 2007, furniture, equipment, and leasehold improvements with a total cost of $252,669 had been fully depreciated and amortized.

Income Taxes

Limited liability companies ("LLCs") are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

Rental Expenses

In accordance with Statement of Financial Accounting Standards No. 13, the Company recognizes minimum rental expense on a straight-line basis over the lease term. The difference between rental expense recognized on a straight-line basis and cash paid to the lessor is recorded as deferred rent liability.

Members' Compensation

Members' compensation primarily consists of commissions earned specifically by each member.

2. Limitation of Members' Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

3. Members' Equity

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest. Managing members have additional rights, powers, and authority as part of their ownership interest in the Company.

Members plan to withdraw capital over the next six months, reflecting a partial distribution of the Company's profits. Such withdrawals will not affect the Company's compliance with SEC Rule 15c3-1.

4. Receivable from and Payable to Clearing Broker-Dealer

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amounts receivable from and payable to the clearing broker-dealer relate to the aforementioned proprietary transactions.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

5. Marketable Securities Owned and Sold, Not Yet Purchased

The Company owns U.S. common stock with a market value of $351,357 and has $2,967 in marketable securities sold, not yet purchased, at December 31, 2007.

6. Execution Services

In the normal course of business, the Company provides its customers with execution services. The Company is generally compensated for such services as part of the commission charged to its customers.

7. Major Customers

For the year ended December 31, 2007, 12 customer accounts comprised 80% of the Company's total commission revenues.

8. Commitments and Contingencies

Clearing Broker Agreement

The Company's agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the Uniform Net Capital Rule 15c3-1, of at least $100,000, an aggregate indebtedness ratio, also as defined, not exceeding 10 to 1 (see Note 10), and a minimum deposit of cash or securities totaling $100,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement.

Leases

The Company leases office space pursuant to a long-term lease agreement under non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses, operating expenses and real estate taxes. A portion of the office space is subleased to other companies. The lease expense and sublease income for the year ended December 31, 2007 was $206,796 and $118,329, respectively.

At December 31, 2007, the Company's remaining future minimum lease commitments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income	Net
2008	$ 211,546	$ 98,436	$ 113,110
2009	106,290	24,789	81,501
Total	$ 317,836	$ 123,225	$ 194,611

9. Profit Sharing Plan

The Company has a qualified retirement multiemployer plan, commonly referred to as the 401(k) Plan (the "Plan"), which covers substantially all of its full-time employees who have at least 1,000 hours of service with the Company.

The Plan includes employee contributions and matching contributions by the Company, subject to certain limitations. In addition, the Company may contribute additional amounts to its Plan at its discretion, based on its profits for the year. The contributions to the Plan for the year ended December 31, 2007 were $51,939.

9. Profit Sharing Plan (continued)

The Members voluntarily elected to contribute $325,000 to the Plan in December 2007. $295,500 of this amount is included in withdrawals payable to Members in the statement of financial condition because the Company pays $29,500 for one of its new member.

10. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission and the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. At December 31, 2007, the Company had net capital of $467,949, which was $367,949 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3 to 1.

11. Related-Party Transactions

One of the managing members of the Company is the general partner of Touchstone Advisors, L.P., which is the general partner of Touchstone Investments, L.P., Benedictine Partners, L.P. and Cistercian Partners, L.P. The Company subleased a portion of its office space to Touchstone Advisors, L.P. for a fee of $7,331 during the year. The Company also earned $71,882 and $183,283 in commission income from Touchstone Investments, L.P. and Benedictine Partners, L.P., respectively, for the year.

12. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables, are carried at fair value or contracted amounts that approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, and certain payables, are carried at fair value or contracted amounts approximating fair value.

13. Financial Instruments with Off-Balance Sheet Risk

The Company engages in short selling activities, wherein it borrows securities and sells them to third parties. Until the Company covers its short sales, it is exposed to market risk to the extent that subsequent market fluctuations may require purchasing securities sold, not yet purchased, at prices that may be significantly higher than the market value reflected in the statement of financial condition. The Company's marketable securities owned, and receivable from clearing broker-dealer are essentially restricted to the extent of the value of the short securities.

14. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

In the normal course of its business, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, the total amount of customer balances subject to such indemnification was approximately $ 23,700,000. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions with the customer.

Supplemental Information

Banyan Securities, LLC

Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2007

Net capital	
Total members' equity	$ 700,471
Deductions and/or charges:	
Nonallowable assets	147,287
Net capital before haircuts on securities positions	553,184
Haircuts on securities positions	85,235
Net capital	$ 467,949
Aggregate indebtedness	
Items included in statement of financial condition:	
Payable to clearing broker-dealer	$ 15,970
Commissions payable	219,365
Withdrawals payable to members	991,849
Deferred rent	39,636
Accrued expenses	121,822
Total aggregate indebtedness	$ 1,388,642
Computation of basic net capital requirement	
Net capital	$ 467,949
Minimum net capital required (6-⅔% of aggregate indebtedness or $100,000, whichever is greater)	100,000
Excess net capital	$ 367,949
Ratio: aggregate indebtedness to net capital	3 to 1

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007 Part IIA FOCUS filing.

Schedule II

Banyan Securities, LLC

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from (1) the Information relating to the Possession or Control Requirements, and (2) the Computation for Determination of Reserve Requirements of Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that Rule.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

To the Members of
Banyan Securities, LLC

In planning and performing our audit of the financial statements of Banyan Securities, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2008